SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 9, 2005

J. C. PENNEY COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-15274	26-0037077
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

6501 Legacy Drive
Plano, Texas

75024-3698

(Address of principal executive offices)

(Zip code)

Registrant's telephone number, including area code: (972) 431-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

[ ] **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

[ ] **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

[ ] **Pre-commencement communications pursuant to Rule 13d-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 1.01   Entry into a Material Definitive Agreement

      2005 Incentive Plan Performance Goals. Annual profit incentive compensation can be earned under the J. C. Penney Corporation, Inc. Management Incentive Compensation Program ("Incentive Program") by management employees, including the executive officers who are anticipated to be named in the Summary Compensation Table of the J. C. Penney Company, Inc. ("Company") 2006 Notice of Annual Meeting and Proxy Statement (each a "named executive officer"). The Incentive Program ties incentive compensation to Company performance, with no incentive payment for performance well below plan and up to 200% of incentive targets for superior results. The goals for the Incentive Program are set at the beginning of each fiscal year consistent with the Company's business plan. On May 9, 2005, the Company's Human Resources Committee approved the 2005 Incentive Plan performance goals, including those for the named executive officers. For 2005, in the event the Company's performance meets the criteria for incentive compensation payouts, the named executive officers' incentive payouts are measured (1) 50 % based upon total Company sales and operating profit results of continuing operations, and (2) 50% based upon each named executive officer's individual performance.

      Agreement with New Executive. On May 9, 2005, the Company announced that Michael T. Theilmann will be joining the Company as Executive Vice President, Chief Human Resources and Administration Officer beginning June 1, 2005. (See Press Release of May 9, 2005 attached as Exhibit 99.1) On May 9, 2005 the Company and Mr. Theilmann entered into terms of agreement ("Terms of Agreement") describing the terms of his employment with the Company. A copy of the Terms of Agreement are attached as Exhibit 10.1 and incorporated by reference into this report.

Item 8.01   Other Events

On May 9, 2005, J. C. Penney Company, Inc. ("Company") announced that, through an indirect wholly owned subsidiary, it has filed with the Brazilian Securities Commission preliminary offering materials that could result in the sale of all or a portion of its controlling interest in the Brazilian department store Lojas Renner S. A., as part of a primary and secondary offering of common shares of Lojas Renner S. A. (See News Release of May 9, 2005 attached as Exhibit 99.2)

Item 9.01(c)   Financial Statements and Exhibits

Exhibit 10.1   Terms of Agreement between Michael T. Theilmann and J. C. Penney Company, Inc., dated May 9, 2005.

Exhibit 99.1   News Release, dated May 9, 2005, announcing appointment of Michael T. Theilmann.

Exhibit 99.2   News Release, dated May 9, 2005, announcing the filing of preliminary offering materials regarding Brazilian operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY COMPANY, INC.

By: /s/ Joanne L. Bober
      Joanne L. Bober
      Senior Vice President, General Counsel
      and Secretary

Date: May 13, 2005

EXHIBIT INDEX

Exhibit Number	Description
10.1	Terms of Agreement between Michael T. Theilmann and J. C. Penney Company, Inc., dated May 9, 2005.
99.1	News Release, dated May 9, 2005, announcing appointment of Michael T. Theilmann.
99.2	News Release, dated May 9, 2005, announcing the filing of preliminary offering materials regarding Brazilian operations.

Exhibit 10.1

Michael T. Theilmann

Position:	Executive Vice President, Chief Human Resources and Administration Officer

Starting Date: June 1, 2005

Base Salary: $500,000 reviewed annually beginning in 2006

Annual Cash Incentive Compensation

Your 2005 annual cash bonus target will be 50% of your base salary as if you had been at JCPenney for the entire year. The maximum award will be at 100% of base salary. You will participate on the basis of 50% of the award tied to overall JCPenney company performance and 50% of the award based on your individual performance measured against previously agreed objectives.

Fiscal 2005 Equity Grant

You will receive an option to purchase 70,000 shares of JCPenney stock. The option exercise price will be the average of the high and low price of JCPenney stock on the actual date of grant, which will be the start date of your employment at JCPenney. Vesting will be 33.3% each year for three years beginning on the first anniversary of the date of grant.

Fiscal 2006 Equity Grant

Beginning February 1, 2006 you will participate in the "2005 Equity Compensation Plan", which was recently approved by the Board and is being submitted for stockholder approval at this year's annual meeting of stockholders. The plan provides for 50% of your award to be in the form of restricted stock units and 50% in stock options. Your award for the 2006 fiscal year will be targeted at $1.0 million in value. The plan and a description of the plan are contained in our Proxy Statement.

Restricted Stock Awards:

You will receive two one-time awards of restricted securities in respect of forfeited benefits at your current employer. Both awards will be granted effective on the start date of your employment. The first award is in respect of your currently unvested equity, which will be of restricted stock units having a value equal to $1.5 million, which will vest 33.3% each year for three years beginning on the first anniversary of the date of grant, with no further restrictions provided you are actively employed on such date with no break in service.

The second award is in respect of forfeited pension benefits, which will be of restricted stock units having a value equal to $900,000, which will vest 50% on the tenth anniversary of the date of grant, 25% on the 15th anniversary of the date of grant and 25% on the 20th anniversary of the date of grant, with accelerated vesting in the event of involuntary termination without cause.

Severance and Change in Control

We would enter into an agreement with you which would provide that, in the event of termination of employment (other than for cause, death or disability), you would be entitled to receive cash equal to the sum of (a) base salary through the date of termination, (b) pro-rated annual cash bonus for the year of termination, and (c) a severance payment equal to one year's salary plus bonus.

Upon a change in control (as defined in the applicable equity plan), your restricted stock and/or units would vest and your options would become immediately exercisable. In addition, your agreement would provide that if a change in control occurs and you are terminated (other than for cause, death or disability) or if you resign for good reason within two years of the change in control, you would be entitled to receive cash equal to the sum of (a) base salary through the date of termination, (b) pro-rated annual cash bonus for the year of termination, and (c) three times your annual base salary and bonus.

Retirement Benefits and Deferred Compensation

After one year of service, you will be entitled to participate in the Company's defined benefit plan, our benefit restoration plan and 401(k) plans as well as our Mirror Savings Plan. To see how the retirement benefits are calculated under the defined benefit and benefit restoration plans, please look at the table on page 22 of the Proxy Statement. Under the Mirror Savings Plan, participants may elect to defer from 1% to 14% of pay up to $210,000 and 1% to 75% of pay over $210,000. Deferred amounts are generally payable upon retirement, death or other separation from employment. We continue to monitor the developments as a result of the recent deferred compensation regulations, which may require modification to our plans that include deferral elections.

Cobra Offset:

You will be reimbursed for the difference between your Cobra premiums and the cost of J.C. Penney medical and dental insurance premiums at the active associate rate during the first four months of employment until you become benefits eligible.

Other Benefits:

You will be entitled to at least four weeks of vacation each year during your employment and you will be eligible for all other plans and programs offered to JCPenney associates, according to the terms of each plan or program.

/s/ Myron E. Ullman, III
Myron E. Ullman, III

/s/ Michael T. Theilmann
Michael T. Theilmann

May 9, 2005



Exhibit 99.1

JCPENNEY TO APPOINT MICHAEL T. THEILMANN
EXECUTIVE VICE PRESIDENT, CHIEF HUMAN RESOURCES
AND ADMINISTRATION OFFICER

**Theilmann to Oversee Key Element of Company's New Long-Term Strategy;
Was Chief People Officer at Yum! Brands International**

PLANO, Texas, May 9, 2005 -- J. C. Penney Company, Inc. (NYSE:JCP) today announced that Michael T. Theilmann will join the company as Executive Vice President, Chief Human Resources and Administration Officer effective June 1. Mr. Theilmann, 41, joins JCPenney from Yum! Brands Inc., where he served most recently as Senior Vice President, Human Resources & Chief People Officer of its International business, which includes more than 11,000 restaurants in nearly 100 countries. He will report to Chairman and Chief Executive Officer Myron E. (Mike) Ullman, III.

"A centerpiece of our recently announced 2005 – 2009 Long Term Plan is making JCPenney a great place to work," said Mr. Ullman. "From his experience and track record, Mike Theilmann well understands that ensuring associates are engaged in their work and that the right people are in place at all levels are keys to connecting with customers and driving profitable growth. Mike brings an outstanding mix of intellect, energy and progressive thinking to this crucial function and we welcome him to our company."

Mr. Theilmann said, "Over my past two decades in the field, I have seen the clear benefits of having motivated associates who share a company's focus on how to best serve customers. JCPenney's heritage of commitment to its employees and customers is well known, and I look forward to working with the management team to foster the involvement of associates in making an emotional connection with customers and retaining and attracting the best talent in the retail industry."

Mr. Theilmann will succeed Gary L. Davis, 62, who joined JCPenney in 1964 and has been the Chief Human Resources and Administration Officer since 1996. He was elected Executive Vice President in 1998. Mr. Davis recently announced his plans to retire after 41 years with the company.

Mr. Ullman added, "Gary Davis' career at JCPenney exemplifies what we would like to see for all of our employees. Having started at the company as a trainee more than 40 years ago, Gary managed two different stores, two different districts and was a Regional President before joining the corporate office. On behalf of the company and our board, I would like to thank Gary for his dedicated service and great contributions to JCPenney."

About Michael Theilmann
Mr. Theilmann was at Yum Brands! and its predecessor PepsiCo since 1993, serving in senior human resources positions in large divisions including becoming VP of Human Resources for its Europe operations in 2000 and his current role two years later. The parent company to leading restaurant chains including KFC, A&W, Long John Silver's, Pizza Hut and Taco Bell, Yum! has 33,000 restaurants and over 850,000 system employees around the world. Widely recognized as a leader in customer and employee satisfaction, Yum! was named the #1 Place to Work in Dallas in 2003 and #2 in 2004 by *The Dallas Business Journal* and is one of *Fortune Magazine*'s "Most Admired Companies" in America and "50 Best Companies for Minorities".

Before joining Yum!, Mr. Theilmann worked in Human Resources at Burger King and Grand Metropolitan. A graduate of Gustavas Adolphus College, Mr. Theilmann also holds an MS in Physics from the University of Nebraska. He lives in Dallas with his wife Nancy and three children.

For further information, contact:

Investor Relations
Bob Johnson; (972) 431-2217; rvjohnso@jcpenney.com
Ed Merritt; (972) 431-8167; emerritt@jcpenney.com

Public Relations
Quinton Crenshaw; (972) 431-5581; qcrensha@jcpenney.com
Daphne Avila; (972) 431-4655; dcavila@jcpenney.com

About JCPenney
J. C. Penney Corporation, Inc., the wholly owned operating subsidiary of J. C. Penney Company, Inc., is one of America's largest department store, catalog, and e-commerce retailers, employing approximately 150,000 associates. As of April 30, 2005, J. C. Penney Corporation, Inc. operated 1,017 JCPenney department stores throughout the United States and Puerto Rico, and 62 Renner department stores in Brazil. JCPenney catalog, including e-commerce, is the nation's largest catalog merchant of general merchandise, and jcpenney.com is one of the largest apparel and home furnishings sites on the Internet. J. C. Penney Corporation, Inc. is a contributor to JCPenney Afterschool Fund, a charitable organization committed to providing children with high quality afterschool programs to help them reach their full potential.

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Exhibit 99.2

JCPenney Announces Filing in Brazil to Offer Shares of Lojas Renner S.A.

PLANO, Texas, May 9, 2005 – J. C. Penney Company, Inc. (NYSE:JCP) today announced that, through an indirect wholly owned subsidiary, it has filed with the Brazilian Securities Commission preliminary offering materials that could result in the sale of all or a portion of its controlling interest in the Brazilian department store Lojas Renner S.A., as part of a primary and secondary offering of common shares of Lojas Renner S.A. The offering will be registered in Brazil.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the common shares referred to above in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common shares will not be registered under the United States Securities Act of 1933 and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and any applicable state securities laws.

For further information, contact:

Investor Relations
Bob Johnson; (972) 431-2217; rvjohnso@jcpenney.com
Ed Merritt; (972) 431-8167; emerritt@jcpenney.com

Public Relations
Quinton Crenshaw; (972) 431-5581; qcrensha@jcpenney.com
Tim Lyons; (972) 431-4834; tmlyons@jcpenney.com

About JCPenney

J. C. Penney Corporation, Inc., the wholly owned operating subsidiary of J. C. Penney Company, Inc., is one of America's largest department store, catalog, and e-commerce retailers, employing approximately 150,000 associates. As of April 30, 2005, J. C. Penney Corporation, Inc. operated 1,017 JCPenney department stores throughout the United States and Puerto Rico, and 62 Renner department stores in Brazil. JCPenney catalog, including e-commerce, is the nation's largest catalog merchant of general merchandise, and jcpenney.com is one of the largest apparel and home furnishings sites on the Internet. J. C. Penney Corporation, Inc. is a contributor to JCPenney Afterschool Fund, a charitable organization committed to providing children with high quality afterschool programs to help them reach their full potential.

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